Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement, dated May 9, 2024

Registration No. 333-275213

$225,000,000

9.00% Fixed-to-Floating Rate Subordinated Notes due 2034

Term Sheet

Issuer:	Provident Financial Services, Inc. (the “Company”)

Security:	9.00% Fixed-to-Floating Rate Subordinated Notes due 2034 (the “Notes”)

Aggregate Principal Amount:	$225,000,000

Expected Ratings:	BBB by Kroll Bond Rating Agency

A rating reflects only the view of the assigning rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by the assigning rating agency if such rating agency decides that circumstances warrant that change. Each rating should be evaluated independently of any other rating.

Trade Date:	May 9, 2024

Settlement Date:	May 13, 2024 (T + 2)

Maturity Date	May 15, 2034
(if not previously redeemed):

Coupon:	From and including the Settlement Date to, but excluding, May 15, 2029, or the date of earlier redemption (the “fixed rate period”) 9.00% per annum, payable semiannually in arrears. From and including May 15, 2029 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of Notes — Interest” in the prospectus supplement), plus a spread of 476.5 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Fixed rate period: May 15th and November 15th of each year, commencing on November 15, 2024. The last interest payment date for the fixed rate period will be May 15, 2029.

Floating rate period: February 15th, May 15th, August 15th and November 15th of each year, commencing on August 15, 2029.

Record Dates:	The 15th day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period : 360-day year consisting of twelve 30-day months.

Floating rate period: 360-day year and the actual number of days elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of May 15, 2029, and on any interest payment date thereafter, redeem the Notes, in whole at any time or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption:	The Company may redeem the Notes, in whole but not in part, at any time prior to May 15, 2029, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent us from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) we are required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The purpose of the offering is to satisfy certain previously announced regulatory conditions that the Company agreed to in connection with the merger with Lakeland Bancorp, Inc. (“Lakeland”). The Company intends to invest all the net proceeds in the Company’s subsidiary, Provident Bank (the “Bank”). The Bank expects that the net proceeds will initially be invested in securities and used for other general corporate purposes, which may include repayment of FHLB advances or other indebtedness. The Company, following the consummation of the merger with Lakeland, is referred to herein as the “Combined Company.”

Price to Public:	100.00%

Underwriters’ Discount:	1.25% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$222,187,500

Ranking:	The Notes will be unsecured, subordinated obligations of the Company and:

•  will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Indebtedness (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Notes” in the preliminary prospectus supplement);

•  will rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and all of the Company’s future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•  will rank senior in right of payment and upon the Company’s liquidation to (i) our existing junior subordinated debentures underlying outstanding trust preferred securities and (ii) any of the Company’s future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to indebtedness such as the Notes; and

•  will be (i) effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and (ii) structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including without limitation the Bank’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of March 31, 2024, on a consolidated basis, the Company’s outstanding debt and deposits totaled approximately $12.2 billion, which includes approximately $10.1 billion of deposit liabilities that would rank senior to the Notes. In addition, as of March 31, 2024, the Company (at the holding company level) had no indebtedness that would rank senior to the Notes, no indebtedness that would rank pari passu to the Notes, and $12.5 million of indebtedness related to existing junior subordinated debentures underlying outstanding trust preferred securities that would rank junior to the Notes.

The Combined Company is expected to have outstanding debt and deposits totaling approximately $21.8 billion on a pro forma basis as of March 31, 2024, which will include approximately $18.6 billion of deposit liabilities that would rank senior to the Notes. In addition, the Combined Company is expected to have (at the holding company level) no indebtedness that would rank senior to the Notes, $150.0 million of indebtedness that would rank pari passu to the Notes, and $60.5 million of indebtedness related to existing junior subordinated debentures underlying outstanding trust preferred securities that would rank junior to the Notes, on a pro forma basis as of March 31, 2024.

The Indenture will not limit the amount of additional indebtedness the Company or its subsidiaries may incur.

CUSIP/ISIN:	74386T AA3 / US74386TAA34

Book-Running Managers:	Piper Sandler & Co.
Keefe, Bruyette & Woods, Inc.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement. The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by emailing Piper Sandler & Co. at fsg-dcm@psc.com or by emailing Keefe, Bruyette & Woods, A Stifel Company at USCapitalMarkets@kbw.com.

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